BANRO CORPORATION

Suite 7070, 1 First Canadian Place, 100 King Street West

Toronto, Ontario, M5X 1E3, Canada

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of shareholders of Banro Corporation (the "Corporation") will be held at the offices of Norton Rose Fulbright Canada llp, Royal Bank Plaza, South Tower, Suite 3800, 200 Bay Street, Toronto, Ontario, Canada on Friday, the 27th day of June, 2014 at the hour of 10:30 a.m. (Toronto time), for the following purposes:

(1)	To receive and consider the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2013, together with the auditors' report thereon;

(2)	To elect directors of the Corporation;

(3)	To reappoint Deloitte llp, Chartered Professional Accountants, Chartered Accountants and Licensed Public Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation;

(4)	To consider and, if thought advisable, to approve by means of an ordinary resolution, the continuation of the Corporation's shareholder rights plan, as described in the management information circular of the Corporation (the "Circular") accompanying and forming part of this Notice; and

(5)	To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the accompanying Circular. This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation whose proxy has been solicited and the auditors of the Corporation.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o TMX Equity Transfer Services, Suite 300, 200 University Avenue, Toronto, Ontario, M5H 4H1, Canada or the Corporation’s proxy solicitation agent Kingsdale Shareholder Services, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, Canada.

DATED at Toronto, Ontario, Canada the 30th day of May, 2014.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Vice President, General Counsel and
Corporate Secretary

NOTE:	The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 25th day of June, 2014 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o TMX Equity Transfer Services, Suite 300, 200 University Avenue, Toronto, Ontario, M5H 4H1, Canada or the Corporation’s proxy solicitation agent Kingsdale Shareholder Services, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, Canada, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.